April 24, 2020

Lindsay A. Rosenwald, M.D.
Executive Chairman, Chief Executive Officer and President
Fortress Biotech, Inc.
2 Gansevoort Street, 9th Floor
New York, NY 10014

       Re: Fortress Biotech, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 17, 2020
           File No. 001-35366

Dear Dr. Rosenwald:

       We have reviewed your filing and have the following comment.

       Please respond to these comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed April 17, 2020

General

1. Please revise your disclosure to address the effects of the proposed increase in the number of authorized common shares, including the potential dilutive and anti-takeover effects.
      Please also revise your disclosure to address the effects of the dividend payment date change for the company's 9.375% Series A Cumulative Redeemable Perpetual Preferred
      Stock from quarterly to monthly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lindsay A. Rosenwald, M.D.
Fortress Biotech, Inc.
April 24, 2020
Page 2

        You may contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257
iwith any questions.



                                                        Sincerely,
FirstName LastNameLindsay A. Rosenwald, M.D.
                                                        Division of Corporation
Finance
Comapany NameFortress Biotech, Inc.
                                                        Office of Life Sciences
April 24, 2020 Page 2
cc:       Mark F. McElreath, Esq.
FirstName LastName